November 23 , 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Montrose Environmental Group, Inc.

Registration Statement on Form S-1

File No. 333-250865

Acceleration Request

Requested Date:                November 24, 2020

Requested Time:               5:30 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Montrose Environmental Group, Inc., a Delaware corporation (the “Registrant”) that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:30 p.m. Eastern Time on November 24, 2020, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

[Signature Page Follows]

Very truly yours,

BofA Securities, Inc. William Blair & Company, L.L.C.

As representatives of the several underwriters listed in Schedule A to the Underwriting Agreement

BOFA SECURITIES, INC.

By:	/s/ Jan A. Schipper
Name: Jan A. Schipper
Title: Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Steve Maletzky
Name: Steve Maletzky
Title: Managing Director

cc:

Vijay Manthripragada

Nasym Afsari

Allan Dicks

Montrose Environmental Group, Inc.

Peter W. Wardle

Gibson, Dunn & Crutcher LLP

Rezwan D. Pavri

Michael E. Coke

Katherine H. Ku

Wilson Sonsini Goodrich & Rosati, P.C.

[Signature Page to Underwriter Acceleration Request]